Exhibit 99.1

AirNet Announces Purchase of Cryptocurrency Mining Machines

BEIJING, May 31, 2024 /PRNewswire/ – AirNet Technology Inc., formerly known as AirMedia Group Inc. (“AirNet” or the “Company”) (Nasdaq: ANTE), today announced that the Company entered into a sales and purchase agreement with an unaffiliated third party for the purchase of 6,218 units of Bitcoin Miner S21 on May 30, 2024. The aggregate purchase price for these miners is approximately RMB177.2 million.

In view of the broad prospects of the global cryptocurrency field, especially the bull market performance of the Bitcoin market, the Company plans to invest in encrypted assets to lay out in advance in order to capture the market opportunities. The transaction is subject to the completion of the requisite corporate and other approvals and customary closing conditions. There can be no assurance that the transaction will be consummated in a timely manner, or at all. To the extent that the transaction is consummated, there is no guarantee when these miners will be in operation to generate economic returns, or at all. The shareholders are cautioned not to place undue reliance on this announcement.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements are based upon management’s current expectations and current market and operating conditions, and involve inherent risks and uncertainties, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Company Contact

Penny Pei

Investor Relations

AirNet Technology Inc.

Tel: +86-10-8460-8678

Email: penny@ihangmei.com